Exhibit 21.1

Subsidiaries of the Registrant

Name of entity and place of jurisdiction	Voting Securities Owned Percentage
PennantPark SBIC LP (Delaware)	100	%(1)
PennantPark GP, LLC (Delaware)	100%
PennantPark SBIC II LP (Delaware)	100	%(1)
PennantPark GP II, LLC (Delaware)	100	%(2)
PNNT Acentia, LLC (Delaware)	100%
PNNT Alabama Holdings Inc. (Delaware)	100	%(3)
PNNT CI (Galls) Prime Investment Holdings, LLC (Delaware)	100%
PNNT Transportation 100 Holdco, LLC (Delaware)	100%
SuttonPark Holdings, Inc. (Delaware)	100	%(4)
SuttonPark Capital LLC (Delaware)	N/A	(4)

(1)	The entity is directly owned 99% by us and 1% by PennantPark SBIC GP, LLC which is effectively wholly-owned by us.
(2)	The entity is directly owned 99% by us and 1% by PennantPark SBIC GP II, LLC, which is effectively wholly-owned by us.
(3)	This entity is non-operational.
(4)	This is a controlled investment.
(5)	The entity is indirectly owned by us and directly owned by SuttonPark Holdings, Inc.